FIRST AMENDMENT TO ARRANGEMENT AGREEMENT

            This First Amendment dated June 1, 2017.

AMONG:

MERUS LABS INTERNATIONAL INC., a corporation incorporated under the laws of British Columbia

(hereinafter referred to as the “Company”)

- and -

NORGINE B.V., a private company with limited liability incorporated under the laws of the Netherlands, and having trade register number 30127007 and its registered address at Hogehilweg 7, 1101 CA Amsterdam Zuid Oost, the Netherlands

(hereinafter referred to as the “Purchaser”)

            WHEREAS the Company and the Purchaser are parties to an arrangement agreement (the “Arrangement Agreement”) dated May 11, 2017 and wish to amend the Arrangement Agreement in accordance with Section 8.1 thereof as provided in this First Amendment;

            NOW THEREFORE in consideration of the mutual covenants contained herein (the receipt and sufficiency of which are hereby acknowledged), the Company and the Purchaser agree as follows:

1.        Defined Terms.

            Capitalized terms used but not defined in this First Amendment have the meanings given to them in the Arrangement Agreement.

2.        Amendment to Section 1.1 of the Arrangement Agreement.

            The definitions of “Arrangement Filings” and “Registrar” in Section 1.1 of the Arrangement Agreement are deleted in their entirety.

3.        Amendment to Section 2.8(1) of the Arrangement Agreement.

            Section 2.8(1) of the Arrangement Agreement is deleted in its entirety and replaced with the following:

“(1)      The Arrangement shall be effective at the Effective Time on the Effective Date. The completion of the Arrangement shall occur, and the Arrangement shall become effective, no later than on the third Business Day (or on such other day as the Parties shall agree upon in writing) after the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set forth in Article 6 (excluding the condition in Section 6.3(3) and conditions that, by their terms, cannot be satisfied until the Effective Date) (the “Filing Date”), but subject to the satisfaction or, where not prohibited, the waiver of the applicable Party or Parties in whose favour the condition is, of all conditions set forth in Article 6. On the Filing Date each of the Parties shall use its reasonable best efforts to, as soon as practicable, satisfy all conditions in Article 6 that by their terms cannot be satisfied until the Effective Date, subject to its rights to waive any such condition in accordance with Article 6. The Parties shall execute a certificate confirming the Effective Date of the Arrangement on such date.”.

4.        Amendment to Section 2.9 of the Arrangement Agreement.

            The following words in the first sentence of Section 2.9 of the Arrangement Agreement are deleted: “and in any event prior to the filing by the Company with the Registrar of the Arrangement Filings in accordance with Section 2.8(1)”, and replaced with the following: “and in any event prior to the execution of the certificate confirming the Effective Date of the Arrangement in accordance with Section 2.8(1)” .

5.        Amendment to Section 6.4 of the Arrangement Agreement.

            Section 6.4 of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:

“Section 6.4 Satisfaction of Conditions

            The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary shall be deemed to be released from escrow at the Effective Time.”.

6.        Reference to and Effect on Agreements.

            On and after the date of this First Amendment, any reference to “this Agreement” in the Arrangement Agreement and any reference to the Arrangement Agreement in any other agreements will mean the original Arrangement Agreement as amended by this First Amendment. Except as specifically amended by this First Amendment, the provisions of the Arrangement Agreement shall remain in full force and effect.

7.        Successors and Assigns.

            This First Amendment becomes effective when executed by the Company and the Purchaser. After that time, it will be binding upon and (subject to the terms of the Arrangement Agreement) enure to the benefit of the Parties and their respective successors and permitted assigns.

8.        Governing Law.

            This First Amendment will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

9.        Counterparts.

            This First Amendment may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this First Amendment, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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The Parties have executed this First Amendment as of the date first written above.

MERUS LABS INTERNATIONAL INC.

By:	(signed) “Barry Fishman”
Authorized Signing Officer

NORGINE B.V.

By:	(signed) “Frank Nooteboom”
Authorized Signing Officer